Exhibit 99.2

TITAN TRADING ANALYTICS INC. Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7 Telephone: (780) 438-1239 Fax: (780) 438-1249
TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TickAnalyst Stock-Trading Software Makes Retail Debut

EDMONTON, ALBERTA - (January 8, 2010) – Titan Trading Analytics Inc. is pleased to announce that its cutting-edge automated trading software made its successful debut. Titan’s proprietary software platform, TickAnalyst X2, which has already been deployed by equity trading institutions, has been licensed by a veteran Canadian equities trader. This is the first private equity group to enter into an agreement for Titan’s proprietary trading platform, complete with service and support contracts. The end-user will pay a monthly license fee of $5,000 per month for Titan’s software platform.

Phil Carrozza, President of Titan stated, “This is a significant event for Titan and its software products. This agreement has been made with an industry veteran who has been engaged in equity trading for over a decade and his commitment to license our product speaks to the strength and competence of Titan’s products. We are confident that we will be able to leverage this event and create a strong retail licensing revenue stream in 2010.”

About Titan

Titan Trading Analytics Inc. is a premier software developer and through its wholly owned subsidiary, Titan Trading USA LLC, a provider of investment analysis, investment management and automated trading solutions for institutional investors and selected groups around the world. Titan Trading Analytics Inc. has developed an electronic trading and financial analysis software platform designed to capture and analyze real-time market tick data and then execute trades based on the software’s Algorithmic calculations. This flagship product is a uniquely powerful and cutting edge automated trading platform. Titan Trading USA LLC utilizes these systems with proprietary models developed, tried and tested over many years to manage assets for selected groups in global markets. Titan has internally developed products and services that are at the forefront of the high growth global investment management and trading industry.

Forward Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc. Philip Carrozza, President
pcarrozza@titantrading.com
(780) 438-1239
www.titantrading.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.